                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                             Amerigon Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, No Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  03070L 30 0
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                                (CUSIP Number)

                               George L. Argyros
                           Arnel Development Company
                       949 South Coast Drive, Suite 600
                             Costa Mesa, CA 92626
                                (714) 481-5000

                                with a copy to:

                               Thomas M. Wheeler
                             TMW Enterprises Inc.
                      801 West Big Beaver Road, Suite 201
                                Troy, MI 48084
                                (248) 362-3620
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 29, 1999
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


                        (Continued on following pages)

-----------------------                                  ---------------------
  CUSIP NO. 03070L 30 0            13 D                     PAGE  OF  PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George L. Argyros
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             340,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          340,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 340,000 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros and (ii) 300,000 shares subject to a warrant held by Big Star Investments LLC that is exercisable only upon the occurrence of certain conditions described in Item 4, none of which has occurred as of the date hereof. Mr. Argyros disclaims beneficial ownership of the shares underlying such warrant until such time as such shares are purchased upon the exercise of the warrant.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.1% (after giving effect to the exercise of the warrant).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 03070L 30 0             13 D                    PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas M. Wheeler
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             340,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          340,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 340,000 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; and Mr. Wheeler disclaims beneficial ownership of these shares and (ii) 300,000 shares subject to a warrant held by Big Star Investments LLC that is exercisable only upon the occurrence of certain conditions described in Item 4, none of which has occurred as of the date hereof. Mr. Wheeler disclaims beneficial ownership of the shares underlying such warrant until such time as such shares are purchased upon the exercise of the warrant.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.1% (after giving effect to the exercise of the warrant).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 03070L 30 0             13 D                    PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Big Star Investments LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                     (a) [X]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             340,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          340,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 340,000 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; and Big Star Investments LLC disclaims beneficial ownership of these shares and (ii) 300,000 shares are subject to a warrant held by Big Star Investments LLC that is exercisable only upon the occurrence of certain conditions described in Item 4, none of which has occurred as of the date hereof. Big Star Investments LLC disclaims beneficial ownership of the shares underlying such warrant until such time as such shares are purchased upon the exercise of the warrant.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.1% (after giving effect to the exercise of the warrant).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
          --------------------

     This statement on Schedule 13D relates to the Class A Common Stock, no par value (the "Issuer Common Stock"), of Amerigon Incorporated, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5462 Irwindale Avenue, Irwindale, California 91706.

ITEM 2.   IDENTITY AND BACKGROUND.
          ------------------------
     The persons filing this Schedule 13D are Big Star Investments LLC ("Big Star"), George L. Argyros, and Thomas M. Wheeler (collectively the "Reporting Persons").

     Big Star is a Delaware limited liability company formed for the purpose of entering into a Credit Agreement with the Issuer (a copy of which is attached as an exhibit hereto) and making the loan pursuant thereto. Big Star's principal business address is c/o Westar Capital, 949 South Coast Drive, Suite 650, Costa Mesa, California 92626, and its managing members are Westar Capital II, LLC ("Westar II") and Big Beaver Investments LLC ("Big Beaver"). Westar II is a Delaware limited liability company engaged in the business of investing in both private and public companies. Westar II's managing member is Westar Capital Associates II, LLC ("Westar Associates"). Westar Associates is a Delaware limited liability company engaged in the business of investing in both private and public companies. George Argyros owns a controlling interest in Westar II and Westar Associates. Mr. Argyros is the Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company. John Clark is the managing member of Westar Associates. Mr. Clark's principal occupation is as a partner of Westar Capital, a private investment firm. Mr. Clark is a member of the board of directors of the Issuer. Mr. Clark and Mr. Argyros are U.S. citizens. The principal business address of Westar II, Westar Associates, Westar Capital, and John Clark is 949 South Coast Drive, Suite 650,
Costa Mesa, California 92626.   The principal business address of Mr. Argyros
and Arnel and Affiliates is 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

     Big Beaver is a Delaware limited liability company engaged in the business of investing in both private and public companies. The sole member of Big Beaver is WIIIH LP and the general partner of WIIIH LP is TMW Enterprises, Inc., a Delaware corporation. Thomas M. Wheeler owns a controlling interest in TMW, WIIIH LP and Big Beaver. Mr. Wheeler is a private investor. Oscar B. Marx, III is the President of TMW and of Big Beaver. Mr. Wheeler and Mr. Marx are U.S. citizens. The principal business address of Big Beaver, WIIIH LP, TMW, Mr. Wheeler and Mr. Marx is 801 W. Big Beaver Road, Suite 201, Troy, Michigan 48084.

     During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

     In connection with a Credit Agreement dated March 29, 1999 between Big Star and the Issuer ("Credit Agreement"), Big Star was issued a warrant (the "Bridge Loan Warrant") to purchase 300,000 shares of Issuer Common Stock at a purchase price of $1.03 per share. The right to purchase Issuer Common Stock pursuant to the Bridge Loan Warrant is subject to certain conditions described therein, none of which has yet occurred. If Big Star exercises the Bridge Loan Warrant it expects to purchase the shares of Issuer Common Stock with its investment assets contributed to it by its members.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

     The Credit Agreement was entered into and the Bridge Loan Warrant was issued in connection with the execution of a Securities Purchase Agreement dated March 29, 1999 ("SPA"), among the Issuer, Westar II and Big Beaver. The purpose of such transactions is to acquire control of the Issuer. Pursuant to the SPA, Big Beaver and Westar II will each purchase 4,500 shares of Series A Preferred Stock and warrants to purchase up to 579,692 shares of Issuer Common Stock ("Contingent Warrants"). The Contingent Warrants become exercisable only upon the occurrence of certain events described therein. Each investor will pay $1,000 per share of Series A Preferred Stock and $500 for the Contingent Warrants issued to that investor.

     Upon consummation of the transactions contemplated by the SPA, Westar II and Big Beaver together will own 9,000 shares of Series A Preferred Stock which, upon the closing, will be convertible into 5,373,134 shares of Issuer Common Stock, constituting approximately 73.8% of the shares of Issuer Common Stock outstanding at the closing. The Contingent Warrants are exercisable in the aggregate for up to 1,159,384 shares of Issuer Common Stock. The Contingent Warrants, however, are exercisable only upon the exercise of certain other outstanding warrants to purchase Issuer Common Stock and only for that number of shares equal to 73.8% of the shares purchased under such other warrants. The purpose of the Contingent Warrants is to provide the investors with anti-dilution protection in the event that other outstanding warrants to purchase Issuer Common Stock are exercised. Consequently, the exercise of the Contingent Warrants would not result in the investors together owning more than 73.8% of the outstanding Issuer Common Stock.

     The SPA requires the creation of Series A Preferred Stock pursuant to a Certificate of Determination of Rights, Preferences and Privileges ("Certificate of Determination") to be filed with the California Secretary of State. The Series A Preferred Stock will have liquidation preferences, conversion rights, the right to elect five members of the board of directors, class voting rights on certain matters, and certain other rights and preferences as set forth in the Certificate of Determination.

     Pursuant to the terms of an Investors' Rights Agreement ("Rights Agreement") to be executed in connection with the SPA, Big Beaver and Westar II will have certain rights to register for resale pursuant to the Securities Act of 1933, as amended, any shares of Issuer Common Stock received upon the exercise of the Contingent Warrants or the conversion of the Series A Preferred Stock. The Rights Agreement also provides Big Beaver and Westar II with a right of first refusal to participate in future sales of equity securities by the Issuer, subject to the terms, conditions and limitations provided in the Rights Agreement.

     Pursuant to the Credit Agreement, Big Star has agreed to loan the Issuer up to $1,200,000 subject to the terms and conditions set forth therein. The loan is secured by all of the assets of the Issuer. Pursuant to the Credit Agreement, the Bridge Loan Warrant was issued to Big Star. The Bridge Loan Warrant provides Big Star the right, subject to the conditions contained therein, to purchase 300,000 shares of Issuer Common Stock. The Bridge Loan Warrant becomes exercisable only upon the termination of the SPA. However, if the SPA is terminated, a "Trigger Event" occurs within twelve months thereafter, and the termination fee payable pursuant to the SPA exceeds $600,000, then the Issuer may repurchase 50% of the shares underlying the Bridge Loan Warrant for an aggregate purchase price of $1,000. A "Trigger Event" is defined in the SPA as the occurrence of any of the following events: (i) any person, corporation, entity or "group" (as such term is used in section 13(d) of the Securities Exchange Act of 1934) (other than Big Beaver, Westar II or any of their affiliates) (a "Person") shall have acquired or become the beneficial owner of more than 25% of the outstanding Issuer Common Stock, or shall have been granted any option or right (conditional or otherwise), to acquire more than 25% of the outstanding Issuer Common Stock; (ii) any Person shall have commenced a bona fide tender offer or exchange offer for consideration the fair market value of which is in excess of the initial Conversion Price (as provided in the Certificate of Determination) per share for at least 25% of the outstanding Issuer Common Stock; (iii) the Issuer (or its Board) shall have authorized, recommended, proposed or publicly announced its intention to enter into any tender or exchange offer, merger, consolidation, liquidation, dissolution, business combination, recapitalization, acquisition, or disposition of a material amount of assets or securities or any comparable transaction which has not been consented to in writing by Big Beaver and Westar II; or (iv) the shareholders of the Issuer fail to approve the SPA. The Bridge Loan Warrant will terminate upon the closing of the transactions contemplated by the SPA.

     The SPA also provides for certain changes to the current board of directors of the Issuer. It is a condition to the closing that all of the Issuer's directors, except John W. Clark, Lon Bell and Rick Weisbart, resign. The number of authorized directors will be increased to seven and the four vacancies will be filled with directors acceptable to Westar II and Big Beaver.

     Upon the closing of the transactions contemplated by the SPA, Big Beaver and Westar II intend to enter into a shareholders' agreement ("Shareholders' Agreement") (i) providing that both parties will use their best efforts to vote their shares together on matters presented to the shareholders and (ii) restricting the transfer of the Series A Preferred Stock, Issuer Common Stock issuable upon conversion thereof, Contingent Warrants (and Issuer Common Stock underlying such warrants) held by each party. A summary of the terms of the Shareholders' Agreement is set forth in the term sheet ("Term Sheet") filed as an exhibit to this Schedule 13D.

     Other than as described above, no Reporting Person has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

     The foregoing summary of the Bridge Loan Warrant, Contingent Warrants, SPA, Credit Agreement, Certificate of Determination, Investors' Rights Agreement, and Term Sheet is qualified in its entirety by reference to the copies of such documents included as exhibits to this Schedule 13D and incorporated herein in their entirety by this reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

     (a) - (b) According to the Issuer's representation in the SPA, there were 2,510,088 shares of Issuer Common Stock outstanding as of March 29, 1999. The Bridge Loan Warrant provides Big Star the right to purchase 300,000 shares of Issuer Common Stock, representing approximately 10.7% of the outstanding shares. Due to the controlling interest of George Argyros in Westar II and Westar Associates, and the controlling interest of Thomas Wheeler in Big Beaver, WIIIH LP and TMW, Mr. Argyros and Mr. Wheeler may be deemed to share the power to vote and dispose of (and therefore be the beneficial owners of) the shares issuable upon exercise of the Bridge Loan Warrant. The Bridge Loan Warrant is not currently exercisable and will become exercisable only in the event that the SPA is terminated. In addition, if a Trigger Event occurs within twelve months after such termination of the SPA and the termination fee payable under the SPA exceeds $600,000, then the Issuer may repurchase 50% of the shares underlying the Bridge Loan Warrant for an aggregate purchase price of $1,000.
Consequently, the Reporting Persons disclaim beneficial ownership of the shares underlying the Bridge Loan Warrant until such time as such shares are purchased upon the exercise of the Bridge Loan Warrant.

     George Argyros owns 40,000 shares of Issuer Common Stock representing approximately 2.1% of the outstanding shares. As a member of a group, Thomas Wheeler may be deemed to be the beneficial owner of Mr. Argyros' shares. Mr. Wheeler disclaims beneficial ownership of such shares.

     In addition, John Clark owns 2,500 shares of Issuer Common Stock and has the right to acquire pursuant to currently exercisable options 11,000 shares of Issuer Common Stock representing less than 1% of the outstanding shares (after giving effect to the exercise of such option). Oscar B. Marx, III does not beneficially own any shares of Issuer Common Stock.

     (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 pursuant to Instruction C of Schedule 13D, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d)  None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

          Other than the SPA, Bridge Loan Warrant, Contingent Warrants, Term Sheet, Rights Agreement, and Credit Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ----------------------------------

          The following documents are filed as exhibits:

          1.   Joint Filing Agreement.
          2. Securities Purchase Agreement dated March 29, 1999, by and among Amerigon Incorporated, Westar Capital II, LLC and Big Beaver Investments LLC.
          3.   Bridge Loan Warrant dated March 29, 1999.
          4.   Form of Contingent Warrants.
          5. Credit Agreement dated March 29, 1999 between Amerigon Incorporated and Big Star Investments LLC.
          6.   Form of Certificate of Determination.
          7.   Form of Investors' Rights Agreement.
          8.   Term Sheet.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  April 8, 1999

                           BIG STAR INVESTMENTS LLC

                           By:  Westar Capital II, LLC, Member


                               By: /s/ John Clark
                                   -------------------------------

                           By:  Big Beaver Investments LLC, Member


                               By: /s/ Larry Luke
                                   -------------------------------

                           /s/ George Argyros
                           ---------------------------------------
                           GEORGE ARGYROS



                           /s/ Thomas M. Wheeler
                           ---------------------------------------
                           THOMAS M. WHEELER